UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 2, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, Home Rent 3, LLC (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which was the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds from the AP98 Investment to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. Details of this acquisition can be found here.

On June 25, 2021, the AP98 Controlled Subsidiary secured senior financing through a $17,500,000 bridge loan from KeyBank. Details of this financing can be found here.

On June 2, 2022, the AP98 Controlled Subsidiary refinanced the AP98 Property via a $15,069,000 Freddie Mac loan from KeyBank (the “AP98 Senior Loan”). The AP98 Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the AP98 Senior Loan, we made an additional equity contribution of approximately $3,393,000 to the AP98 Controlled Subsidiary.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      June 7, 2022